Exhibit 99.1

News Release
www.srtelecom.com
For more information:

Mr. William E. Aziz, Interim President and CEO	Rick Leckner, Maison Brison
(514) 335-2429 Ext.4613	(514) 731-0000

SR Telecom Announces Executive Appointments

Montreal, November 24, 2005 - -SR Telecom Inc. (TSX: SRX, Nasdaq: SRXA), a leading vendor of licensed OFDM solutions for broadband access networks with its symmetryTM products, today announced that it has extended its agreement with BlueTree Advisors to continue to retain the services of William Aziz, the Company’s current Interim Chief Executive Officer and President.

Mr. Aziz is BlueTree Advisors’ Managing Partner, and will provide management services to SR Telecom through to December 31, 2006. Mr. Aziz was initially named as Chief Restructuring Officer in April of this year. He has had extensive experience in turnaround situations, holding senior management positions in a number of publicly-traded and privately-held entities.

In addition, Paul Griswold, named to SR Telecom’s Board of Directors in August, becomes Vice Chairman of the Board and Secretary, effective immediately. Mr. Griswold is CEO of SLI Holdings International, LLC of Purchase New York.  Mr. Griswold has also held senior positions at Paxar Corporation and Pactiv Corporation, and was Vice President of Packaging Development and Procurement for Pepsi International.

“As recently announced, our third quarter showed tangible results of our restructuring initiatives. We are confident that under Mr. Aziz’s leadership we have the right management team in place to ensure further improvement,” stated Company Chairman Lionel Hurtubise.

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

FORWARD-LOOKING STATEMENTS
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Corporation. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Corporation’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR Telecom and symmetryTM are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.